YUKON-NEVADA GOLD CORP. ANNOUNCES THAT THE SEPTEMBER 2009
PRIVATE PLACEMENT NEEDS TO BE APPROVED BY SHAREHOLDERS

Vancouver, BC – November 20, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert F. Baldock, the President and CEO of Yukon-Nevada Gold Corp. (the "Company"), announces that, pursuant to a Notice of Private Placement filed with the Toronto Stock Exchange (the “TSX”) on September 22, 2009, the Company has previously negotiated a $1,000,000 non-brokered private placement to sell 10,000,000 units (the “Units”) at a price of $0.10 per Unit. Each Unit consisted of one common share (a “Share”) and one share purchase warrant (the “Warrant”). Each Warrant can be exercised to purchase one additional common share (a “Warrant Share”) at a price of $0.125 per share within 18 months of closing of the private placement. The warrants provide for adjustments in the event of stock dividends, subdivisions, consolidations, and other forms of capital reorganization. There was no finder’s fee payable on the private placement. No insiders of the Company participated in the private placement.

In accordance with Section 607(g)(i) of the TSX Company Manual, as the pricing of the Units was outside of the TSX’s allowable discounts, the exercise price of the Warrants was below market price (as defined by the TSX) and the maximum aggregate number of securities issuable by the Company pursuant to a private placement which closed on August 31, 2009 (the “August Private Placement”) and the current private placement, including warrants, aggregate 102,100,000 shares, or 30.64% (in excess of 25%) of the Company’s issued and outstanding share capital prior to completion of the above private placements. Closing of the private placement is subject to both the approval of the TSX and shareholder approval, which will acquired by written consents pursuant to Section 604(d) of the TSX Company Manual.

Votes of the common shares held by subscribers to the August Private Placement as well as common shares held by the subscribers to the Units will not be included for the purposes of obtaining such shareholder approval; therefore, 42,132,000 shares, representing the shares issued to the subscribers of the August Private Placement and the shares held by subscribers to the Units, will be excluded from the vote in regards of the required shareholder approval.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

The proceeds of the private placement transaction will be used to pay down the existing liabilities of the Company, invest in the facilities at Jerritt Canyon to meet the compliance requirements of the Nevada Division of Environmental Protection, and make further improvements to the gold production processes to enhance throughput at the mill, carry out further exploration activity at the Jerritt Canyon and Ketza River properties and for general working capital purposes.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver,

zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.